Exhibit 16.1

November 27, 2017

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Ladies and Gentlemen:

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on November 27, 2017, to be filed by our former client, VerifyMe, Inc.. We agree with the statements made in response to that Item insofar as they relate to our Firm, and that none of the reportable conditions under item 304(a)(1)(v) of Regulation S-K occurred.

Additionally, we are not in a position to agree or disagree with VerifyMe, Inc.’s statement that the change was approved by the Company’s Audit Committee.

Very truly yours,

/s/ MORISON COGEN LLP

Morison Cogen LLP
Blue Bell, Pennsylvania